

Troy Smith · 3rd

Software Engineer at HubSpot

HubSpot · University of Oklahoma

Oklahoma City Metropolitan Area · **Contact info**

Experience



Software Engineer
HubSpot · Full-time
Jun 2020 - Present · 1 yr 10 mos



Platform Engineer - Notifications
GitHub
Jun 2019 - Aug 2019 · 3 mos
San Francisco Bay Area



Application Engineer
GitHub
Jun 2018 - Oct 2018 · 5 mos
San Francisco Bay Area



Lead Full Stack Engineer
Heartland Payment Systems
Nov 2017 - Jun 2018 · 8 mos



Lead Full Stack Engineer
Closit
Aug 2016 - Aug 2017 · 1 yr 1 mo
Oklahoma City, Oklahoma Area

• Created the front-end and back-end for an Android application while directing communications for an entire development team through meetings code review and

Show all 8 experiences →

Education



University of Oklahoma
Bachelor of Science (B.S.), Computer Science

2015 - 2020

Grade: 3.0

Activities and societies: National Society of Engineers
Presidents Community Scholar